NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

W. David Mannheim T: 919.329.3804 david.mannheim@nelsonmullins.com	301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 T: 919.329.3800 F: 919.329.3799 nelsonmullins.com

September 16, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracie Mariner
Vanessa Robertson Tamika Sheppard Joe McCann

RE:	Synergy CHC Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 9, 2024
File No. 333-280556

Ladies and Gentlemen:

On behalf of Synergy CHC Corp. (the “Company”), we are hereby responding to the letter dated September 13, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on September 9, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 5 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 4 to Form S-1

Prospectus Summary

1-for-11.9 Reverse Stock Split, page 8

1.	We note your disclosure stating that prior to the effective date of the registration statement, you will effect a 1-for-11.9 reverse stock split. If the reverse stock split occurs prior to the effectiveness of the registration statement, please address the following points:

●	Revise your historical financial statements, as well as share information appearing elsewhere in your filing, to reflect the reverse stock split, in accordance with ASC 260-10-55-12 and ASC 505-10-S99-4 (SAB Topic 4.C).

●	Expand the disclosure in Note 16 to your interim financial statements concerning subsequent events to describe the reverse stock split.

●	Obtain an updated audit report and consent from your independent auditor reflecting the impact of the reverse stock split.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the reverse stock split has occurred, and therefore, the Company has revised its reverse stock split disclosures throughout the Amended Registration Statement, including in share and per share information and in the historical financial statements.

Capitalization, page 32

2.	Please revise the description of the Common stock line item to clarify that the 9,553,704 shares are as adjusted.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 32 of the Amended Registration Statement.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact David Mannheim at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim

cc:	Mike Bradshaw, Nelson Mullins Riley & Scarborough LLP
Jack Ross, Chief Executive Officer, Synergy CHC Corp.